Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

July 23, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	IRSA Investments and Representations Inc.: Form 20-F Filed on October 31, 2013, File No. 001-13542; IRSA Investments and Representations Inc Form Filed October 31, 2012, File No. 001-13542

Dear Ms. Monick:

On behalf of our client, IRSA Investments and Representations Inc (the “Company”) we are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) dated July 18, 2014 (the “Comment Letter”).
We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments contained in the Comment Letter. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2013
1) In the July 15, 2014 letter, the company states that “Additionally, the Company advises the Staff that it has not sold, assigned, securitized or disposed of any receivables associated with these barter transactions. The receivable is only settled through the delivery of completed units by the relevant developer.” With respect to that statement, please address the following:
•	Under the terms of the contract with the builder, please tell us whether or not the company can sell, assign, securitize or dispose of the barter transaction receivable to another party.

•	To the extent the company can sell, assign, securitize or dispose of the receivable, please tell us if the purchaser would have recourse to IRSA or directly to the builder.

•
To the extent the company can sell, assign, securitize or dispose of the receivable, please tell us how the sale, assignment, securitization or disposal of the receivable would be accomplished. Your response should address, but not be limited to, whether or not there are any barriers to the sale, assignment, securitization or disposal of the receivable.

•
Additionally, please tell us how the sale, assignment, securitization or disposal would impact your rights under other arrangements with the builder (e.g., Does the sale of the receivable change the company’s rights under the mortgage on the land?).

In response to the Staff’s comment, the Company advises the Staff as follows:

1.           Generally, the contracts with developers and contractors allows the Company sell, assign, securitize or dispose of the barter transaction receivable to another party, without restriction. Although, under the terms of the barter contracts this possibility is generally allowed, the Company advises the Staff that it has not sold, assigned, securitized or disposed the receivables associated with these barter transactions, as mentioned in our comment response letter filed with the Commission on July 15, 2014.

2.           To the extent the Company sells, assigns, securitizes or disposes of a receivable, the purchaser does not have any continuing claim against the Company. If the Company sells, assigns, securitizes or disposes of the receivable, all the rights derived from such receivable will be transferred to and all obligations will be assumed by the purchaser.  Any recourse in respect of the property would be directly against the builder.

3.           Any sale, assignment, securitization or other disposition of the receivable is documented by way of a sale contract with the purchaser, with notice of sale delivered to the builder. There is no right of the builder to object to the sale, transfer, or other disposition to a third party of the receivable provided for in the barter agreements to which the Company is party.

4.           The sale in full of the receivable that is the subject of a barter transaction constitutes a transfer of the Company’s rights and obligations under that receivable, including any right over a mortgage the Company may have, that is constituted at the time the subject property is transferred to the purchaser.

*     *     *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                     Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco